UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

EXPLANATORY NOTE

On February 22, 2022 (the “Effective Date”), the Second Amended Joint Chapter 11 Plan of Reorganization of Seadrill Limited and its Debtor affiliates (“Old Seadrill”), as modified, became effective. As a result, as of such Effective Date, for the purposes of Rule 15d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Seadrill 2021 Limited (“Seadrill”) (which was renamed Seadrill Limited on the Effective Date) became the successor registrant to Old Seadrill. Seadrill is thereby deemed subject to the periodic reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and, in accordance therewith, will file reports and other information with the Commission.

This Report is being filed by Seadrill as the initial report of Seadrill to the Commission and as notice that Seadrill is deemed the successor issuer to Old Seadrill under the Exchange Act and, in accordance with the rules and regulations promulgated thereunder, intends to file reports and other information with the Commission. The first periodic report to be filed by Seadrill with the Commission will be its Annual Report on Form 20-F for the year ending on December 31, 2021.

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – Seadrill Announces Emergence from Chapter 11

Hamilton, Bermuda, February 22, 2022 – Seadrill 2021 Limited (“Seadrill” or the “Company”) announced today (the “Effective Date”) that it has emerged from Chapter 11 after successfully completing its reorganization pursuant to its Chapter 11 plan of reorganization (the “Plan”). The Plan was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas on October 26, 2021.

The restructuring significantly delevered the Company’s balance sheet by equitizing approximately $4.9 billion of secured bank debt previously held across twelve silos, resulting in a streamlined capital structure with a single collateral silo. The Company also raised $350 million in new financing pursuant to the Plan. Holders of existing shares (the “Existing Shares”) in the Company’s predecessor, Seadrill Limited, were reduced to 0.25% of their existing holdings, while the Company’s employee, customer, and ordinary trade claims were unaffected by the restructuring. The Company’s streamlined capital structure and the substantial liquidity raised pursuant to the Plan provide the Company with secure footing to pursue opportunities in the offshore drilling industry and grow value for its stakeholders.

Stuart Jackson, CEO of Seadrill, commented: “Our emergence from Chapter 11 concludes the realignment of our balance sheet. I am grateful to all our employees, customers, partners, suppliers, creditors and shareholders for their support through this long process.

“Our restructured balance sheet provides us greater liquidity and lower debt leverage. With this firm financial footing established and market recovery well underway, Seadrill will focus on disciplined capital investment, cost containment, and contract risk management to maintain its position as a leader in the reshaping of the industry.”

The figures presented below highlight key financial metrics as of the Effective Date:

•	Total cash of 486m, inclusive of $151m of restricted cash

•	$300 million of first-lien new-money debt, comprised of a $175 million term loan facility and an undrawn $125 million revolving credit facility

•	$683 million of second-lien takeback debt

•	$50 million of unsecured convertible bonds

•	Common shares issued of approximately 50 million as described further below.

Issuance, Listing and Trading of New Common Stock

Subject to certain approvals, the Company intends to have the New Common Shares listed on the Euronext Expand market in Oslo (“Euronext Expand”) with a subsequent uplisting to the main market of the Oslo Stock Exchange (the “OSE”) and the New York Stock Exchange (the “NYSE”).

Approximately 50 million New Common Shares were issued as of the Effective Date and remain outstanding. The New Common Shares are allocated as set forth below, in accordance with provisions of the Plan:

•	83.00% of the New Common Shares issued to holders of credit agreement claims against the Company and certain of its Chapter 11 debtor affiliates;

•	16.75% of the New Common Shares issued to rights offering participants and backstop parties under the Plan; and

•	0.25% of the New Common Shares issued to holders of Existing Shares in the Company’s predecessor.

Subject to certain approvals, we expect that trading in the New Common Shares on Euronext Expand will commence in the second quarter of 2022. Further details in respect of the New Common Shares will be set out in a listing prospectus which will be approved by the Norwegian Financial Supervisory Authority and published prior to listing at Euronext Expand.

The New Common Shares will be issued under CUSIP G7997W102 / ISIN BMG7997W1029, provided that a portion of the New Common Shares will be issued under Regulation S of the U.S. Securities Act of 1933 with CUSIP G7997W110 / ISIN BMG7997W1102. The New Common Shares issued under Regulation S will be subject to certain restrictions on resale into the United States, during a distribution compliance period as set forth in Regulation S. Because the Company will continue to use the ticker symbol “SDRL” for trading Existing Shares, brokers, dealers and agents effecting trades in the Existing Shares on the OSE or OTC Pink markets, and persons who expect to receive New Common Shares or effect trades in New Common Shares, should take note of the anticipated cancellation of the Existing Shares and issuance of New Common Shares, and the different CUSIP numbers and ISINs signifying the Existing Shares and the New Common Shares, in trading or taking any other actions in respect of shares of the Company that trade under the ticker symbol “SDRL”.

Any questions regarding these distributions should be directed to the Company’s claims and noticing agent, Prime Clerk, on the numbers provided below.

Fresh Start Reporting and Accounting Policies

On the Effective Date, the Company adopted fresh-start reporting. Under fresh-start reporting, the Company’s assets and liabilities are re-measured using fair value accounting principles. Estimates of fair value adopted under fresh-start reporting represent the Company’s best current estimates based upon appraisals and valuations. These accounting changes will be reported in the Company’s earnings report for the quarter ended March 31, 2022. The Company’s earnings report for the period to December 31, 2021, which has been published concurrently with this release, covers a period prior to the Company’s emergence from bankruptcy and therefore does not reflect fresh-start reporting.

New Board of Directors

In accordance with the Plan, a newly constituted Board of Directors of the Company was appointed today, consisting of Julie Johnson Robertson (Chair of the Board), Mark McCollum (Chair of Audit Committee), Karen Dyrskjot Boesen, Jean Cahuzac, Jan B Kjærvik, Andrew Schultz, and Paul Smith.

Julie Robertson, Chair of the Board, commented: “I am pleased to have been selected to chair the new Board of Directors who collectively bring commercial, operational and financial expertise to guide Seadrill as it takes its place in reshaping the offshore drilling sector. The road to emergence from Chapter 11 has been a long one and I would like to take this opportunity to thank the outgoing board members for their diligent guidance through this process and to thank the management team and the employees for maintaining safety leadership and operational excellence through challenging times.”

The Company was principally advised by Kirkland & Ellis LLP, Slaughter and May, Advokatfirmaet Thommessen AS, Jackson Walker LLP, Conyers Dill & Pearman Pte Ltd, Houlihan Lokey Capital, Inc., and Alvarez & Marsal North America, LLP.

CONTACT:

Prime Clerk

US Toll Free: 844-858-8891

International Toll Free: 312-667-1347

Email: seadrillinfo@primeclerk.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company owns and/or operates 35 rigs, which includes drillships, jack-ups and semi-submersibles.

For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 333-224459). The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 23, 2022	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)